                                   FORM 11-K



                  (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993

                                       OR

            (_) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
              For the transition period from ________ to ________

                         COMMISSION FILE NUMBER 1-2967



                             UNION ELECTRIC COMPANY
                            SAVINGS INVESTMENT PLAN



                        Issuer:  Union Electric Company


                              1901 Chouteau Avenue
                           St. Louis, Missouri  63103
                          (Principal Executive Office)

                      (PRICE WATERHOUSE FINANCIAL REPORT)

                                                      [LOGO OF PRICE WATERHOUSE]





UNION ELECTRIC COMPANY
Savings Investment Plan
Report and Financial Statements
December 31, 1993

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
INDEX TO REPORT AND FINANCIAL STATEMENTS
- - - --------------------------------------------------------------------------

                                                                 PAGE

Report of Independent Accountants                                  1

Statement of Net Assets Available for Plan
 Benefits at December 31, 1993 and 1992                           2-3

Statement of Changes in Net Assets Available
 for Plan Benefits for the years ended December 31,
 1993 and 1992                                                    4-5

Notes to Financial Statements                                    6-10

Supplemental Information:
 Schedule of Investments at December 31, 1993
  and 1992                                                     Schedule I

 Schedule of Realized Gains for the years
  ended December 31, 1993 and 1992                            Schedule II

 Schedule of Transactions with Parties-in-Interest
  for the year ended December 31, 1993                        Schedule III

 Schedule of Transactions Involving an Amount in Excess
  of 5% of the Current Value of Plan Assets (Reportable
  Transactions) for the year ended December 31, 1993          Schedule IV






Note: - Schedules not included with this financial data have been omitted because they are not applicable or the required information is included in the Financial Statements or accompanying Notes.

Price Waterhouse                                      [LOGO OF PRICE WATERHOUSE]




June 7, 1994

To the Board of Directors of
Union Electric Company and the
Participants of the Union Electric
Company Savings Investment Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Union Electric Company Savings Investment Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for each of the two years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 4 to the financial statements, in 1993 Union Electric Company merged the net assets of the Union Electric Company Savings Investment Plan for Contract Employees and Union Electric Company Employee Stock Ownership Plan into the Union Electric Company Savings Investment Plan for Management Employees. The merged plan was renamed the Union Electric Company Savings Investment Plan.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

[SIGNATURE OF PRICE WATERHOUSE LOGO]

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1993
PAGE 2

- - - ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             STABLE
                                       UE COMMON     AGGRESSIVE    CONSERVATIVE                             INTEREST
                                         STOCK         EQUITY         EQUITY      BALANCED       BOND        INCOME
                                         FUND          FUND            FUND         FUND         FUND         FUND         TOTAL
Assets:

  Investments:
    Boatmen's Employee Benefit
     Short-Term Fund                  $     65,976  $        141    $        90  $        75  $        47  $ 6,353,159  $  6,419,488
    Union Electric Common Stock        189,698,914                                                                       189,698,914
    Mutual and Collective Fund
     Investments                                      40,995,302     25,557,052   21,192,896   12,975,077    2,552,534   103,272,861
    Insurance Company Contracts                                                                             27,097,769    27,097,769
  Dividends and interest receivable          1,023            86             59           46           32       18,825        20,071
  Contributions receivable:
    Employee                               129,927       251,386        141,525      116,808       64,719      132,658       837,023
    Employer                                80,336        29,426         17,953       15,193        8,830       18,275       170,013
  Loans receivable                         534,905     1,146,076        750,767      610,632      566,886    2,317,629     5,926,895
                                      ------------  ------------    -----------  -----------  -----------  -----------  ------------
      Total assets                     190,511,081    42,422,417     26,467,446   21,935,650   13,615,591   38,490,849   333,443,034
                                      ------------  ------------    -----------  -----------  -----------  -----------  ------------

Liabilities:

  Transfers due to (from) other funds       11,498    (1,003,738)       190,834       98,758      265,588      437,060             0
  Other liabilities                         63,624                                                               1,568        65,192
                                      ------------  ------------    -----------  -----------  -----------  -----------  ------------

      Total liabilities                     75,122    (1,003,738)       190,834       98,758      265,588      438,628        65,192
                                      ------------  ------------    -----------  -----------  -----------  -----------  ------------
Net assets available for plan
 benefits                             $190,435,959  $ 43,426,155    $26,276,612  $21,836,892  $13,350,003  $38,052,221  $333,377,842
                                      ============  ============    ===========  ===========  ===========  ===========  ============


                See accompanying Notes to Financial Statements.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1992
PAGE 3

- - - -------------------------------------------------------------------------------------------------------------------------------

                                          UE COMMON    AGGRESSIVE   CONSERVATIVE                            STABLE
                                            STOCK        EQUITY        EQUITY      BALANCED      BOND   INTEREST INCOME
                                            FUND          FUND          FUND         FUND        FUND        FUND         TOTAL

Assets:

  Investments:
    Boatmen's Employee Benefit
     Short-Term Fund                     $    91,767  $        72   $        54  $        48  $       27  $ 3,675,702   $ 3,767,670
    Union Electric Common Stock           10,798,847                                                                     10,798,847
    Mutual and Collective Fund
     Investments                                       14,794,814    12,259,458   10,164,726   6,683,299     3,235,837   47,138,134
    Insurance Company Contracts                                                                             13,694,144   13,694,144
  Dividends and interest receivable          158,876          152           114          101          57        11,995      171,295
  Contributions receivable:
    Employee                                  29,479       66,039        53,056       44,043      26,990        66,016      285,623

    Employer                                  57,370       11,111         8,941        7,492       4,621        10,995      100,530

  Loans receivable                           188,154      596,702       400,355      375,760     262,512       992,071    2,815,554
                                         -----------  -----------  ------------  -----------  ----------   -----------  -----------
         Total assets                     11,324,493   15,468,890    12,721,978   10,592,170   6,977,506    21,686,760   78,771,797
                                         -----------  -----------  ------------  -----------  ----------   -----------  -----------

Liabilities:

  Transfers due to (from) other funds        121,722     (397,713)      (94,714)    (119,425)    (29,114)      519,244            0
  Other liabilities                          194,182       12,716        17,094        9,577         181        53,612      287,362
                                         -----------  -----------   -----------  -----------  ----------   -----------  -----------
         Total liabilities                   315,904     (384,997)      (77,620)    (109,848)    (28,933)      572,856      287,362
                                         -----------  -----------   -----------  -----------  ----------   -----------  -----------
Net assets available for plan benefits   $11,008,589  $15,853,887   $12,799,598  $10,702,018  $7,006,439   $21,113,904  $78,484,435
                                         ===========  ===========   ===========  ===========  ==========   ===========  ===========

                See accompanying Notes to Financial Statements.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1993
PAGE 4

- - - ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             STABLE
                                    UE COMMON      AGGRESSIVE   CONSERVATIVE                                INTEREST
                                      STOCK          EQUITY        EQUITY        BALANCED       BOND         INCOME
                                      FUND            FUND          FUND           FUND         FUND          FUND         TOTAL
Source of assets:
  Contributions:
    Employee                       $  2,683,244   $ 4,922,873    $ 3,078,232   $ 2,518,440   $ 1,442,382  $ 3,448,147   $ 18,093,318
    Employer                          1,818,184       568,967        384,951       316,534       187,679      417,653      3,693,968
    Transfers from contract plan             28         3,060          3,097            80           878    2,931,906      2,939,049
                                   ------------   -----------    ----------    -----------   -----------  -----------   ------------
                                      4,501,456     5,494,900      3,466,280     2,835,054     1,630,939    6,797,706     24,726,335
                                   ------------   -----------    ----------    -----------   -----------  -----------   ------------
Investment income:
  Interest                                8,526         2,727          2,012         1,758         1,093      220,266        236,382
  Dividends                           8,648,782     1,803,874      1,761,442     1,371,103       870,616    1,424,448     15,880,265
  Unrealized
   appreciation/(depreciation)
   of investments                    78,045,895     8,381,689      1,369,814     1,321,550       488,461     (171,297)    89,436,112
  Net realized gain                   7,696,490       257,025        108,150       139,468        72,139      927,658      9,200,930
                                   ------------   -----------    ----------    -----------   -----------  -----------   ------------
                                     94,399,693    10,445,315      3,241,418     2,833,879     1,432,309    2,401,075    114,753,689
                                   ------------   -----------    ----------    -----------   -----------  -----------   ------------
  Loan interest payments                 46,500       102,999         62,934        52,107        33,594       66,454        364,588
                                   ------------   -----------    ----------    -----------   -----------  -----------   ------------
    Total sources                    98,947,649    16,043,214      6,770,632     5,721,040     3,096,842    9,265,235    139,844,612
                                   ------------   -----------    ----------    -----------   -----------  -----------   ------------
Application of assets:
  Distributions                      16,715,924       530,918        650,424       508,516       379,856    1,644,971     20,430,609
  Withdrawals                             6,692         5,494         19,764         4,083         2,064       10,191         48,288
  Administrative expenses                13,464        13,252          9,647         7,954         5,210       71,199        120,726
  Net loan activity with
   participants                         152,429       253,165        106,356       102,316        90,337      365,632      1,070,235
  Interfund transfers                  (639,811)   (4,378,970)      (258,061)     (340,045)    1,050,913    4,565,974              0
                                   ------------   -----------    ----------    -----------   -----------  -----------   ------------
    Total applications               16,248,698    (3,576,141)       528,130       282,824     1,528,380    6,657,967     21,669,858
                                   ------------   -----------    ----------    -----------   -----------  -----------   ------------
Increase in net assets available
 for plan benefits                   82,698,951    19,619,355      6,242,502     5,438,216     1,568,462    2,607,268    118,174,754
Transfer from Savings Investment
 Plan for Contract Employees          7,607,676     7,952,913      7,234,512     5,696,658     4,775,102   14,331,049     47,597,910
Transfer from Employee Stock
 Ownership Plan                      89,120,743                                                                           89,120,743
Balance at beginning of year         11,008,589    15,853,887     12,799,598    10,702,018     7,006,439   21,113,904     78,484,435
                                   ------------   -----------    ----------    -----------   -----------  -----------   ------------
Balance at end of year             $190,435,959   $43,426,155    $26,276,612   $21,836,892   $13,350,003  $38,052,221   $333,377,842
                                   ============   ===========    ===========   ===========   ===========  ===========   ============

                See accompanying Notes to Financial Statements.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1992
PAGE 5

- - - -------------------------------------------------------------------------------------------------------------------------------

                                                                                                             STABLE
                                            UE COMMON   AGGRESSIVE  CONSERVATIVE                            INTEREST
                                              STOCK       EQUITY       EQUITY      BALANCED      BOND        INCOME
                                              FUND         FUND         FUND         FUND        FUND         FUND        TOTAL
Source of assets:
  Contributions:
    Employee                              $   962,799  $ 1,763,015  $ 1,378,476  $ 1,183,450  $  812,271  $ 1,915,365  $ 8,015,376
    Employer                                1,257,332      247,538      204,363      168,976     105,349      288,898    2,272,456
    Transfers from contract plan                  175       41,852       30,222       30,961      27,181      111,279      241,670
                                          -----------  -----------  -----------  -----------  ----------  -----------  -----------
                                            2,220,306    2,052,405    1,613,061    1,383,387     944,801    2,315,542   10,529,502
                                          -----------  -----------  -----------  -----------  ----------  -----------  -----------
Investment income:
  Interest                                    161,748          828          647          538         331      948,618    1,112,710
  Dividends                                   409,772      610,262      847,397      532,608     511,166       67,761    2,978,966
  Unrealized appreciation/(depreciation)
   of investments                            (207,215)   2,010,034      342,871      128,530      22,862     (278,187)   2,018,895
  Net realized gain                            92,168      128,073       25,588       43,630      12,389      617,296      919,144
                                          -----------  -----------  -----------  -----------  ----------  -----------  -----------
                                              456,473    2,749,197    1,216,503      705,306     546,748    1,355,488    7,029,715
                                          -----------  -----------  -----------  -----------  ----------  -----------  -----------
  Loan interest payments                       23,327       54,911       34,265       28,964      19,468       48,789      209,724
                                          -----------  -----------  -----------  -----------  ----------  -----------  -----------
      Total sources                         2,700,106    4,856,513    2,863,829    2,117,657   1,511,017    3,719,819   17,768,941
                                          -----------  -----------  -----------  -----------  ----------  -----------  -----------
Application of assets:
  Distributions                               285,734      341,698      414,571      337,106     237,825    1,524,336    3,141,270
  Withdrawals                                  41,323                       720          758      81,375       45,350      169,526
  Administrative expenses                       5,003        6,620        6,084        5,011       3,340       48,299       74,357
  Net loan activity with participants         100,368      211,059      117,210      152,820      99,977      216,795      898,229
  Interfund transfers                        (492,931)    (791,871)    (375,753)    (765,093)   (288,876)   2,714,524            0
                                          -----------  -----------  -----------  -----------  ----------  -----------  -----------
      Total applications                      (60,503)    (232,494)     162,832     (269,398)    133,641    4,549,304    4,283,382
                                          -----------  -----------  -----------  -----------  ----------  -----------  -----------
Increase/(decrease) in net assets
 available for plan benefits                2,760,609    5,089,007    2,700,997    2,387,055   1,377,376     (829,485)  13,485,559
Balance at beginning of year                8,247,980   10,764,880   10,098,601    8,314,963   5,629,063   21,943,389   64,998,876
                                          -----------  -----------  -----------  -----------  ----------  -----------  -----------
Balance at end of year                    $11,008,589  $15,853,887  $12,799,598  $10,702,018  $7,006,439  $21,113,904  $78,484,435
                                          ===========  ===========  ===========  ===========  ==========  ===========  ===========

                See accompanying Notes to Financial Statements.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 6
- - - --------------------------------------------------------------------------------

1.  DESCRIPTION OF THE PLAN

    GENERAL
    The following is a brief summary of the various provisions of the Union Electric Company (the Company) Savings Investment Plan (the Plan). Participants should refer to the Plan document for more complete information.

    On July 1, 1984 the Savings Investment Plan for Management Employees was established, and on January 1, 1985 the Savings Investment Plan for Contract Employees was established. As more fully discussed in Note 4, on April 1, 1993 the Company's Savings Investment Plan for Contract Employees and Employee Stock Ownership Plan were merged into the Company's Savings Investment Plan for Management Employees. The merged plan was renamed the Union Electric Company Savings Investment Plan. The Plan's purpose is to provide management and contract employees of the Company to defer a portion of their annual base compensation for Federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the Code). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended and to certain provisions of the Securities Exchange Commission.

    The Company serves as sponsor of the Plan, and as such has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. Boatmen's Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and the separate Trust Agreement.

    PARTICIPATION/CONTRIBUTIONS
    The Plan covers substantially all employees of Union Electric Company who have completed one year of service and who are at least 21 years of age. Each person who becomes an eligible employee may become a participant in the Plan as of the first enrollment date (January 1 or July 1) after becoming an eligible employee. The total number of active participants in the Plan at December 31, 1993 was approximately 6,968. Participation by eligible employees is voluntary. Participants may contribute to the Plan an amount from 2% to 15% of their base compensation through payroll deductions (basic contributions). For management employees, the Company makes a matching contribution equal to $.25 for each $1.00 up to the first 5% of each participant's contribution (basic matching contribution). Additionally, the Company will contribute an additional $.25 for each $1.00 up to the first 5% of a participant's contribution (additional matching contribution) to be invested entirely in the Union Electric Common Stock Fund. For contract employees, Company contributions are made based on specific agreements between the Company and the individual collective bargaining units. All Company contributions will be made to the extent sufficient earnings are available.

    The following six investment funds are maintained by the Trustee: the Union Electric Common Stock Fund, the Aggressive Equity Fund, the Conservative Equity Fund, the Balanced Fund, the Bond Fund (formerly the Fixed Income
    Fund) and the Stable Interest

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 7
- - - --------------------------------------------------------------------------------

    Income Fund (formerly the GIC/Money Market Fund). Participants direct their basic contributions and the Company's basic matching contributions by electing that such contributions be placed in a single investment fund or allocated in multiples of 10% to any combination of investment funds. Such fund allocation elections may be changed monthly. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect monthly to reallocate all or any multiple of 10% of the value of their accounts among funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

    VESTING
    Participants' contributions vest immediately and Company contributions vest upon the completion of five years of Company service by the participant (including service prior to the effective date of the Plan). Company contributions also vest upon retirement, total and permanent disability, death, termination of the Plan or complete discontinuance of Company contributions. The amount of the Company's contribution that is not vested with respect to any participant is forfeited upon termination of employment, but will be restored if the participant becomes an eligible employee prior to incurring five consecutive one-year breaks in service following termination and repayment of all amounts distributed is made by the participant within five years of re-employment.

    DISTRIBUTIONS
    If a participant's employment with the Company is terminated due to death, permanent disability or retirement pursuant to terms of the Company retirement plan, Company contributions will become vested regardless of years of service. The total vested amount of a participant's account shall be distributed to the participant according to one of the options as described in the Plan and as elected by the participant. A participant whose account balance is $3,500 or greater may defer the distribution until age 65, or if retired, 5 years from retirement, whichever is later, but not beyond April 1 of the year following the participant's attaining age 70-1/2. If the balance of the account is less than $3,500, the distribution shall be made no later than 120 days after close of the plan year. All distributions shall be in the form of cash and whole shares of Union Electric Company common stock, if applicable. Participants may withdraw certain basic contributions and related earnings thereon upon reaching age 59-1/2, in the event of total disability or in the event of a financial hardship as defined by the Plan or the Code. The Plan also permits participants to borrow from their 401(k) Accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the participant's account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) the fixed interest rate will be equal to the "corporate base rate of interest" as announced by the Trustee plus 1% and (5) such other rules and regulations as may be adopted by the Company. For purposes of distributions, the participant's account value will be determined as of the last business day of the calendar month coincident with or immediately preceding the day of distribution.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 8
- - - --------------------------------------------------------------------------------

    Contributions to the Plan and investment income thereon are taxable to participants upon distribution pursuant to the rules provided for under the Plan and the Code.

    The Plan also provides, to participants of the former Company Employee Stock Ownership Plan and at the discretion of the Company, for distribution prior to termination of employment of (a) all or a portion of a participant's account balance acquired at least 84 months prior to a distribution and (b) any portion of a participant's account balance acquired by dividends or other income.

    PLAN TERMINATION
    It is the intention of the Company to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any participant under the Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The accompanying financial statements of the Union Electric Company Savings Investment Plan are prepared on the accrual basis of accounting, except as noted below for benefit payment obligations.

    INVESTMENTS
    Investments, except guaranteed investment contracts, are stated at current market value based on the latest quoted market price at December 31, 1993, or at fair value as determined by the Trustee. Guaranteed investment contracts are valued at cost plus income earned and accrued.

    Individual investments that represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1993 and 1992, include the following:

                               DECEMBER 31, 1993          DECEMBER 31, 1992
                            -----------------------      --------------------
                              UNITS     FAIR VALUE        UNITS   FAIR VALUE

  Acorn Fund                2,938,731  $ 40,995,302      267,489  $14,794,814

  Putnam Income Fund                                     957,493    6,683,299

  Putnam Fund for Growth
   and Income               1,879,195    25,557,052      954,786   12,259,458

  Vanguard Asset
   Allocation Fund          1,466,636    21,192,896      745,214   10,164,726

  Union Electric
   Common Stock             4,833,093   189,698,914      288,932   10,798,847

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 9
- - - --------------------------------------------------------------------------------

    The attached Schedules I and II summarize the costs and fair values of Plan investments at December 31, 1993 and 1992, and the net realized gains on sales of Plan investments for the years ended December 31, 1993 and 1992. Transactions with parties-in-interest for the year ended December 31, 1993 are separately identified on Schedule III. Transactions involving an amount in excess of 5% of the current value of Plan assets available for the benefits at the beginning of the Plan year (reportable transactions) are separately identified on Schedule IV.

    INCOME
    Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

    Gains and losses on security transactions are recorded as realized. In accordance with the policy of stating investments at current value, net unrealized appreciation or depreciation for the year is reflected in the statement of changes in net assets available for plan benefits.

    EXPENSES
    Trustee fees incurred in administering the Plan are charged to the Plan.

    BENEFIT PAYMENT OBLIGATIONS
    Benefit payments to participants are recorded when paid. Benefit payments approved but not yet paid as of December 31, 1993 are $2,036,700. Of this amount, $1,662,000 relates to the value of 42,293 shares of Union Electric common stock.

    DISTRIBUTIONS
    The cost of Union Electric Company common stock distributed to participants is determined on a weighted average basis. For the year ended December 31, 1993, 411,622 shares of Union Electric Company common stock whose cost and market values totalled $9,275,950 and $16,760,829 at dates of distribution, respectively, were distributed to participants of the Union Electric Common Stock Fund.

3.  FEDERAL INCOME TAX STATUS

    A favorable determination letter with respect to the qualified tax status of the Plan has been obtained from the District Director of the Internal Revenue Service.

4.  PLAN MERGER

    On October 9, 1992, the Board of Directors of the Company voted to merge the Union Electric Company Savings Investment Plan for Management Employees, Union Electric Company Savings Investment Plan for Contract Employees, and Union Electric Company Employee Stock Ownership Plan. As a result, on April 1, 1993, the net assets of the Union Electric Company Savings Investment Plan for Contract Employees and Union Electric Company Employee Stock Ownership Plan were merged into the Union Electric

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 10
- - - --------------------------------------------------------------------------------

    Company Savings Investment Plan for Management Employees in accordance with Plan provisions. The merged plan was renamed the Union Electric Company Savings Investment Plan. Shares of stock held by participants of the former Company Employee Stock Ownership Plan are maintained in the Union Electric Common Stock Fund of the Plan. The Plan merger did not retroactively or adversely affect the rights of any participant or beneficiary under the Plan.

UNION ELECTRIC COMPANY                                                SCHEDULE I

SAVINGS INVESTMENT PLAN
SCHEDULE OF INVESTMENTS
DECEMBER 31, 1993 AND 1992

- - - -----------------------------------------------------------------------------------------------------------------------------------
                                                      DECEMBER 31, 1993                               DECEMBER 31, 1992
                                              NUMBER OF                                     NUMBER OF
DESCRIPTION OF INVESTMENT                   SHARES/UNITS     COST         FAIR VALUE      SHARES/UNITS         COST      FAIR/VALUE

Acorn Fund                                    2,938,731   $ 29,470,217   $ 40,995,302        267,489       $11,651,418  $14,794,814
Collective Investment G-II Fund                  17,532      1,757,813      2,552,534         22,642         2,270,819    3,235,837
Putnam Income Fund                            1,797,102     12,291,554     12,975,077        957,493         6,488,237    6,683,299
Putnam Fund for Growth
 and Income                                   1,879,195     23,614,739     25,557,052        954,786        11,686,959   12,259,458
Vanguard Asset Allocation Fund                1,466,636     18,919,036     21,192,896        745,214         9,212,416   10,164,726
                                                          ------------   ------------                      -----------  -----------
                                                            86,053,359    103,272,861                       41,309,849   47,138,134

Canada Life Assurance GIC                     4,397,764      4,397,764      4,397,764      2,338,700         2,338,700    2,338,700
Commonwealth Life Insurance GIC               3,599,039      3,599,039      3,599,039      2,087,604         2,087,604    2,087,604
Life of Virginia GIC                          2,862,493      2,862,493      2,862,493      3,141,664         3,141,664    3,141,664
Lincoln National GIC                          2,864,771      2,864,771      2,864,771      1,900,000         1,900,000    1,900,000
Protective Life Insurance GIC                 6,129,214      6,129,214      6,129,214      2,872,470         2,872,470    2,872,470
Business Men's Assurance GIC                  4,706,805      4,706,805      4,706,805
Sun Life Insurance GIC                        2,537,683      2,537,683      2,537,683
Provident National Assurance GIC                                                             741,073           741,073      741,073
Reliance Standard Life GIC                                                                   612,633           612,633      612,633
                                                          ------------   ------------                      -----------  -----------
                                                            27,097,769     27,097,769                       13,694,144   13,694,144

Boatmen's Employee Benefit
 Short-Term Fund*                             6,419,488      6,419,488      6,419,488      3,767,672         3,767,672    3,767,670
Union Electric Common Stock, $5 par*          4,833,093    109,994,651    189,698,914        288,932         9,140,478   10,798,847
                                                          ------------   ------------                      -----------  -----------
                                                          $229,565,267   $326,489,032                      $67,912,143  $75,398,795
                                                          ============   ============                      ===========  ===========

*    Represents a Plan party-in-interest

UNION ELECTRIC COMPANY                                               SCHEDULE II

SAVINGS INVESTMENT PLAN
SCHEDULE OF REALIZED GAINS
FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992

- - - ---------------------------------------------------------------------------------------------------------------
                                                   1993                                   1992
                                   ------------------------------------   -------------------------------------
                                                             NET REALIZED                           NET REALIZED
DESCRIPTION OF INVESTMENT             COST       PROCEEDS    GAIN (LOSS)     COST       PROCEEDS    GAIN (LOSS)

Union Electric Company Common
 Stock                             $  447,971   $  659,582   $  211,611   $  515,838    $  608,006    $ 92,168

Collective Investment G-II Fund     1,789,742    2,717,400      927,658    1,237,800     1,855,096     617,296

Acorn Fund                            676,088      933,113      257,025      765,604       893,677     128,073

Putnam Fund for Growth and
 Income                             1,122,342    1,230,492      108,150      509,157       534,745      25,588

Putnam Income Fund                  1,103,297    1,175,436       72,139      485,148       497,537      12,389

Vanguard Asset Allocation Fund        793,173      932,641      139,468      476,822       520,452      43,630
                                   ----------   ----------   ----------   ----------    ----------    --------
                                   $5,932,613   $7,648,664   $1,716,051   $3,990,369    $4,909,513    $919,144
                                   ==========   ==========   ==========   ==========    ==========    ========

UNION ELECTRIC COMPANY                                              SCHEDULE III

SAVINGS INVESTMENT PLAN
SCHEDULE OF TRANSACTIONS WITH PARTIES-IN-INTEREST
FOR THE YEAR ENDED DECEMBER 31, 1993

- - - --------------------------------------------------------------------------------------------------------------------
                                                                       CURRENT VALUE
                                                                                                          NET GAIN
   IDENTITY OF     RELATIONSHIP           DESCRIPTION OF           PURCHASE      SELLING      COST OF        ON
 PARTY INVOLVED      TO PLAN               TRANSACTIONS              PRICE        PRICE        ASSET     TRANSACTION

Union Electric     Plan Sponsor    Union Electric Company         $14,044,112
 Company                            common stock, $5 par
                                    value (transaction
                                    represents the aggregate
                                    of 73 purchases)

Union Electric     Plan Sponsor    Union Electric Company                      $   659,582  $   495,936    $163,646
 Company                            common stock, $5 par
                                    value (transaction
                                    represents the aggregate
                                    of 45 sales)

Boatmen's Trust    Plan Trustee    Boatmen's Employee Benefit     $41,962,053
 Company                            Short-Term Fund (transaction
                                    represents the aggregate
                                    of 395 purchases)

Boatmen's Trust    Plan Trustee    Boatmen's Employee Benefit                  $38,975,413  $38,975,413            -
 Company                            Short-Term Fund (transaction
                                    represents the aggregate of
                                    287 sales)

UNION ELECTRIC COMPANY                                               SCHEDULE IV

SAVINGS INVESTMENT PLAN
SCHEDULE OF TRANSACTIONS INVOLVING AN AMOUNT IN
EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS
(REPORTABLE TRANSACTIONS)
FOR THE YEAR ENDED DECEMBER 31, 1993

- - - ----------------------------------------------------------------------------------------------


                                                                                       NET
                                   NUMBER OF NUMBER OF DOLLAR VALUE DOLLAR VALUE     GAIN ON
DESCRIPTION OF INVESTMENT          PURCHASES   SALES   OF PURCHASES   OF SALES     TRANSACTION

Boatmen's Employee Benefit
 Short-Term Fund                      395        287   $41,962,053   $38,975,413     $      -

Union Electric Company
 Common Stock                          73         45    14,044,112       659,582      163,646

Acorn Fund                             69         40    10,838,255       933,113      148,367

Centerland Short-Term
 Diversified Asset Portfolio           11         11     3,648,002     3,648,002            -

Putnam Fund for Growth
 and Income                            66         46     5,901,861     1,072,632       81,251

Vanguard Asset Allocation
 Fund                                  68         44     4,935,740       932,641       89,933


                                   SIGNATURE

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   UNION ELECTRIC COMPANY
                                   SAVINGS INVESTMENT PLAN


                                   UNION ELECTRIC COMPANY
                                       (Administrator)



                                   By     /s/  H. W. Loeh
                                     -----------------------------
                                             H. W. Loeh
                                            Vice President

June 28, 1994



                                 EXHIBIT INDEX

                            Exhibits Filed Herewith
                            -----------------------


Exhibit No.                       Description
- - - -----------        -----------------------------------------

    23             Consent of Independent Accountants